                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                 ----------------------------------------------


         In the Matter of:
                                                        CERTIFICATE
         CENTERPOINT ENERGY, INC.                       OF
         1111 Louisiana                                 NOTIFICATION
         Houston, Texas  77002

               (70-9895)

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                      ----------------------------------


     THIS IS TO CERTIFY that, in accordance with the terms and conditions of the application-declaration, as amended, of Reliant Energy, Incorporated and CenterPoint Energy, Inc. in the above-captioned file and the order of the Securities and Exchange Commission with respect thereto (HCAR No. 27548 (July 5,
2002)), CenterPoint Energy, Inc. is reporting certain rating agency action as set forth in more detail in the attached press release from Standard and Poor's Ratings Services, incorporated herein by reference.


                            CENTERPOINT ENERGY, INC.

                            By: /s/ Rufus S. Scott
                                ----------------------
                                Rufus S. Scott
                                Vice President and Assistant Corporate Secretary


Dated:  October 15, 2002

CENTERPOINT ENERGY INC.'S SUBS' RATINGS LOWERED TO 'BBB'; PLACED ON WATCH NEG Credit Analyst: Cheryl E. Richer, New York (1) 212-438-2084
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                   NEW YORK (Standard & Poor's) Oct. 11, 2002-Standard & Poor's
                   Ratings Services said today that it lowered the corporate credit ratings of energy transmission company CenterPoint Energy, Inc., (formerly Reliant Energy, Inc.) and its subsidiaries CenterPoint Energy Houston Electric LLC and CenterPoint Energy Resources Corp to triple-'B' from triple-'B'-plus and placed the ratings on CreditWatch with negative implications.

                   Houston, Texas-based CenterPoint Energy has total debt outstanding of about $12 billion.

                   In addition to the high financing cost and fees which will pressure already weak financial ratios, there is a schedule of significant mandatory prepayments beginning on Nov. 15, 2002 and extending through June 2003, which if not accomplished, would result in the acceleration of the debt facilities at CenterPoint Energy ($3.85 billion) and CenterPoint Energy Houston Electric ($850 million).

                   "Despite the successful renegotiation of CenterPoint Energy's bank facilities, this action reflects Standard & Poor's concern with the terms of the new arrangements," said credit analyst Cheryl Richer.

                   CenterPoint Energy has a low business risk profile, supported by a very supportive regulatory environment, lack of an electricity supply function/commodity risk, and moderate to strong growth in its service territory, mitigated by volume volatility due to weather. CenterPoint Energy's main risks in the near term are financial. Higher than expected financing costs, and mandatory prepayments with the possibility of acceleration translate into ongoing refinancing risk until mid 2003. In addition, debt will remain high until 2004/2005 when the Texas generation assets are sold, and proceeds are received from the securitization of stranded costs associated with the generation assets.

                   Standard & Poor's expects that CenterPoint Energy will recover its investment in plant costs as allowed by Texas law, but debt leverage will be very high until securitization of the regulatory assets is completed. Thereafter, Standard & Poor's expects CenterPoint Energy's financial profile to meet the targets for the current ratings. However, refinancing risk in the near term remains high; ratings will remain on CreditWatch negative until the company can reduce its reliance on banks and demonstrate access to the capital markets.

                   A complete list of the ratings is available to the RatingsDirect subscribers at www.ratingsdirect.com, as well as on Standard & Poor's public Web site at www.standardandpoors.com under Ratings Actions/Newly Released Ratings.